March 4, 2020

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Boyar Value Fund, Inc. Response to Staff’s Comment to Post-Effective Amendment No. 33 to Registration Statement on Form N-1A Filed January 10, 2020 (File Nos. 333-29253 and 811-08253)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Boyar Value Fund, Inc. (the “Fund”). Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission provided comments on February 11, 2020, and Mr. Chad Eskildsen, a Staff accountant, provided additional comments on February 28, 2020, regarding Post-Effective Amendment No. 33 (the “Amendment”) to the above-referenced registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940. The Amendment was filed for the purpose of adding disclosures regarding a new share class of the Fund (the “Class I Shares”).

The following are the Staff’s comments to the Amendment and the Fund’s response to each:

Fees and Expenses:

1.	Please confirm whether the Expense Limitation Agreement will be filed as an Exhibit to the Registration Statement.

RESPONSE: The Fund confirms that it will file the Expense Limitation Agreement as an Exhibit to the Registration Statement.

2.	Please consider clarifying in part (b) of the second footnote following the fee table that the investment adviser of the Fund (the “Adviser”) and the distributor of the Fund (the “Distributor”) may recoup reimbursed expenses and/or waived fees to the extent that the applicable class’s expense ratio is less than the expense limitation at the time the fees were waived and the expense limitation at the time the fees were recouped.

RESPONSE: The Fund notes that, for the fiscal year ended December 31, 2019, there were no expense reimbursements or fee waivers that would reduce the Fund's operating expenses, and therefore none will be reflected in the fee table in the Registration Statement. As a result, footnote 2(b) is no longer required.  The disclosure regarding the Expense Limitation Agreement has been moved to  the section titled "Management" on page 10 of the Prospectus and has been updated to address the requested clarifications as follows (new language is underlined, and deleted language is ~~crossed out~~): “The Adviser and the Distributor are permitted to subsequently recover reimbursed expenses and/or waived fees (within 2 years after the fiscal year end in which the waiver/reimbursement occurred) from the applicable class of the Fund to the extent that the applicable class’s expense ratio is less than the expense limitation at the time the fees were waived and the expense limitation at the time the fees were recouped.~~, and the~~ The Adviser is currently being reimbursed for a portion of ~~such~~ previously waived fees according to this formula.”

3.	The Staff notes that the last clause of the second to last sentence in Footnote 2(b) following the fee table could be interpreted as a condition to the rest of the sentence. Please consider revising the sentence to clarify that the last clause is not a condition.

RESPONSE: Please see our response to Comment 2, above.

4.	Please state who can terminate the Expense Limitation Agreement of the Fund, and under what circumstances the Fund can be terminated.

RESPONSE: The Expense Limitation Agreement can be terminated by the Fund through a vote of a majority of its board of directors or a majority of its shareholders upon five days’ prior written notice to the other parties to the Expense Limitation Agreement. Accordingly, the Fund has added the following disclosure in the section titled "Management" on page 10 of the Prospectus: “This Expense Limitation Agreement can be terminated by the Fund through a vote of a majority of its board of directors or a majority of its shareholders upon not less than five days’ prior written notice to the other parties to the Expense Limitation Agreement.”

5.	Please confirm whether the expense limitation is only reflected for the first year in the examples to the fee table.

RESPONSE: The Fund confirms that the expense limitation is only reflected for the first year in the examples to the fee table.

Principal Investment Strategies

6.	The Staff notes that the Fund includes in its principal risks “Foreign Investing”; however, the Fund’s principal investment strategies did not specifically address investments in foreign issuers. If the Fund may invest in equities of foreign issuers as part of its principal investment strategy, please add a disclosure indicating as such.

RESPONSE: The Fund may invest in equities of foreign issuers as part of its principal investment strategy. Accordingly, the Fund has revised the fourth sentence under “Principal Investment Strategies of the Fund” on page 6 of the Prospectus as follows (new language is underlined): “The Fund primarily invests in equity securities traded on domestic exchanges and/or in the over-the-counter markets, which may include equities of foreign issuers listed on domestic exchanges.” For internal consistency, the Fund has also added the foregoing full sentence to the first paragraph under “Principal Investment Strategies of the Fund” on page 2 of the Prospectus.

7.	Please consider using consistent language (i.e., either “primarily” or “substantially all”) to describe the Fund’s investments in equity securities.

RESPONSE: The Fund has revised the second sentence under “Principal Investment Strategies of the Fund” on page 6 of the Prospectus to read as follows (new language is underlined, and deleted language is ~~crossed out~~): “The Fund seeks to achieve its investment objective by primarily investing ~~substantially all of~~ its ~~total~~ assets in equity securities . . .. .”

8.	If investments in preferred stocks are a principal investment of the Fund, please add a reference to preferred stock under “Principal Investment Strategies of the Fund” on page 2.

RESPONSE: The Fund has revised the first sentence under “Principal Investment Strategies of the Fund” on page 2 of the Prospectus as follows (new language is underlined): “Under normal market conditions, the Fund invests primarily in equity securities that are believed by the Adviser to be intrinsically undervalued, including common stock, preferred stock or securities convertible into or exchangeable for common stock.”

9.	If investments in convertible securities are a principal investment strategy of the Fund, please add a reference to convertible securities.

RESPONSE: Please see our response to Comment 8, above.

10.	Please consider adding a disclosure regarding temporary defensive investing.

RESPONSE: The following disclosure has been added under “Principal Investment Strategies of the Fund” on page 2 of the prospectus: “The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. As a result of these temporary defensive positions, the Fund may not achieve its investment objective.”

Choosing A Share Class

11.	Please provide the disclosures required by Items 12(a)(4) and 12(a)(5) of the Instructions to Form N-1A regarding waivers of sales loads.

RESPONSE: Currently, the Fund does not allow accounts to be aggregated for the purpose of meeting sales loads breakpoints. However, if the Fund determines in the future to allow for the aggregation of accounts to meet sales load breakpoints, the Fund will update the Registration Statement to provide the disclosure required by Item 12(a)(4).

The Fund has added the following disclosure after the second paragraph on page 14 of the Prospectus: “Information regarding the Fund’s sales charges, as well as information regarding reduced sales charges and waived sales charges, and the terms and conditions for the purchase, pricing and redemption of Fund shares, is available on the Fund’s website at www.boyarassetmanagement.com.”

12.	Please identify the broker-dealers who have sales agreements with the Distributor that enable them to purchase Class A Shares at NAV.

RESPONSE: There are not currently any agreements between a broker-dealer and the Distributor that would allow the broker-dealer to purchase Class A Shares at NAV. Accordingly, the following sentence has been deleted from the Prospectus: “In addition, Class A shares of the Fund may be purchased at NAV by broker-dealers who have a sales agreement with the Distributor, and their registered personnel and employees, including members of the immediate families of such registered personnel and employees.”

How to Redeem Shares

13.	Please consider disclosing how in-kind redemptions are paid.

RESPONSE: The Fund has respectfully considered the Staff’s comment, but has chosen to not include this disclosure in order to maintain flexibility and consistency with the prospectus from time to time.

Statement of Additional Information

14.	Please add a disclosure under Investment Limitations on page 8 that clarifies how actions of the board of directors with respect to the twelfth investment limitation differ from actions of the board of directors with respect to the eleventh, thirteenth, and fourteenth investment limitations.

RESPONSE: The first paragraph under “Investment Limitations” on page 8 has been revised as follows (new language is underlined): “Investment limitations 11 through 14 may be changed, and in the case of investment limitation 12, reduced, by a vote of the Board at any time.”

15.	With respect to the accounts over which the portfolio managers have day-to-day investment responsibility, please separately identify the accounts that are charged performance fees.

RESPONSE: The Fund has revised the “Other Accounts Managed by the Portfolio Manager” chart on page 14 to separately identify which accounts are charged performance fees. Currently, the only accounts that are charged performance fees are Boyar Partners L.P., and Boyar’s Orphaned Equity Fund, L.P.

16.	Please consider clarifying that the Adviser and the Distributor may recoup reimbursed expenses and/or waived fees to the extent that the applicable class’s expense ratio is less than the expense limitation at the time the fees were waived and the expense limitation at the time the fees were recouped.

RESPONSE: The Fund has revised the disclosure in the second paragraph under “Expense Limitation Agreement” as follows (new language is underlined): “If the Adviser or the Distributor waives any fee or reimburses any expense pursuant to the Agreement and such operating expenses of the share class are subsequently less than 1.75% of average daily net assets, the Adviser and the Distributor shall be entitled to reimbursement by the applicable share class of the Fund for such waived fees or reimbursed expenses provided that such reimbursement does not cause such operating expenses to exceed either 1.75% of its average daily net assets or the expense limitation in place at the time of recoupment.”

17.	Please disclose whether personnel are permitted to invest in the same securities as the Fund under “Code of Ethics” on page 18.

RESPONSE: The Fund has revised the disclosure to read as follows (new language is underlined): “The Fund, the Adviser, and the Distributor have each adopted a Code of Ethics under Rule 17j-1 of the 1940 Act that permits Fund personnel to invest in securities for their own accounts, including securities that may be purchased or held by the Fund, subject to certain restrictions and pre-approval requirements.”

Comments from Staff Accountant

18.	Please ensure that the Registration Statement complies with Rule 3-18 under Regulation S-X.

RESPONSE: The Fund confirms that it will file an amendment to the Registration Statement that includes audited financial highlights for the fiscal year ended December 31, 2019, in compliance with Rule 3-18 under Regulation S-X.

19.	Please confirm whether the bracketed amounts in the fee table and expense example are expected to change.

RESPONSE: The Fund confirms that the bracketed amounts in the fee table and the expense example are expected to change. The Fund will file an amendment to the Registration Statement that contains the following fee table and expense example:

Fee Table:

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.00%	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price)	1.00%(1)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)(2)	2.00%	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%	0.50%
Distribution and/or Service (12b-1) Fees	0.25%	None
Other Expenses	1.00%	1.00%
Underlying or Acquired Fund Fees and Expenses(a)	0.05%	0.05%
Total Annual Fund Operating Expenses	1.80%	1.55%

Fee Example:

IF YOU SOLD YOUR SHARES

	1 Year	3 Years	5 Years	10 Years
Class A	$774	$1,038	$1,426	$2,510
Class I	$158	$490	$845	$1,845

IF YOU HELD YOUR SHARES

	1 Year	3 Years	5 Years	10 Years
Class A	$674	$1,038	$1,426	$2,510
Class I	$158	$490	$845	$1,845

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner